

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Rajnish Ohri
Co-Chief Executive Officer
Whole Earth Brands, Inc.
125 S. Wacker Drive, Suite 1250
Chicago, IL 60606

      Re: Whole Earth Brands, Inc.
         Schedule 13E-3/A Filed May 9, 2024
         File No. 005-90989

Dear Rajnish Ohri:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, as amended, unless otherwise indicated.

Schedule 13E-3/A Filed May 9, 2024

General

1.   We note that you have omitted confidential information from certain portions of Exhibits (c)(vi)-(viii), (c)(x), (c)(xii), and (c)(xiii) to the Transaction Statement. Please submit a confidential treatment request for the material redacted in these exhibits or refile the exhibits in unredacted form. Refer to CF Disclosure Guidance Topic No. 7. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the Proxy Statement.

Discussion Materials of Citigroup Global Markets Inc. Provided to Sababa, page 57

2.   We note the following statement on page 58 of the Proxy Statement: "In addition, Citi or one of its affiliates anticipates participating in debt financing relating to the Merger, and expects to receive compensation for such services." Please revise this statement to clarify whether this debt financing will involve the Company or any of its affiliates, including any of the Transaction Statement's filing persons, and if so, further describe any

compensation to be received by Citi for its services. See Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

3. Please revise the "Summary of June 2023 Discussion Materials of Citi" section, beginning on page 59 of the Proxy Statement, to disclose the data underlying the analyses described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the Firm Value to 2023E and 2024E EBITDA multiples for each selected company in the "Selected Public Companies Analysis" and (ii) the transaction value and Forward EBITDA for each selected transaction in the "Selected Precedent Transactions Analysis."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions